Form 6-K
No. (4)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of      October 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive office
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: October 27, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, October 25, 2006 Page 1 of 2

President and CEO Hans Stråberg’s Comments on the Third Quarter 2006
Increased result and extra cash distribution
The result for the third quarter increased by 10%, which is largely in line with our expectations. However, this does not mean that I am satisfied. In Europe, we saw a continuation of the problems stemming from the strike in Nuremberg, Germany. In North America we continued to improve the result despite some temporary suppliers’ problems at the Juarez factory in Mexico that are now under control. I am especially pleased with the development of floor care, which shows that it is possible to have good margins in a tough market — if you have the right products and the right marketing at a competitive cost position. Increasing costs for raw materials, a weakening North American market and a continued challenging competitive environment are concerns. The extra cash distribution of approximately SEK 5.6 billion will benefit our shareholders and give us an efficient balance sheet for future opportunities and challenges.
Our efforts to move production from high-cost countries to countries with a lower cost base are now in an intensive phase in Europe. During the last two years we have been moving 25% of our total European volumes to new plants in low-cost countries. Earlier this year, I inaugurated two Polish plants, in Zarow and Olawa, and this December we will see the opening of a third Polish plant, this one in Zwidnicia. It goes without saying that a program as complex as the current restructuring plan carried out in such a short period of time cannot be conducted without some interruptions. Due to the strike in Nuremberg, we lost volumes mainly in the higher price segments. Nonetheless, I am convinced that we will regain our lost positions, even if it takes a bit longer than expected. When the comprehensive reshaping of the Electrolux Group is complete, we will have a very competitive cost situation, which strengthens my belief that programs of this size will not be necessary going forward.
The result of our floor-care operation is a fine illustration of how our strategy is working. In this sector, production has been moved to low-cost countries. But more importantly, we are developing innovative products that consumers want and we focus our marketing on one brand — Electrolux. The result is that almost 50% of our vacuum cleaners in the market are younger than two years, and our profitability is approaching the same peak level as before the drop in 2002.
Another example is the appliance market in the UK. The UK market has long been struggling with weak market growth and poor profitability. By introducing innovative products backed up by well conceived communications under the Electrolux brand, we have improved our mix and increased our profitability.
As I have said many times, I am convinced that by working efficiently with developing new innovative products, continued brand building, profitable growth and cost savings projects, we will reach a margin comparable with the rest of the industry. In the long term, we will also be among the best in the industry.
The Board proposes a procedure for a mandatory redemption of shares corresponding to a total cash distribution of approximately SEK 5.6 billion to Electrolux shareholders, in addition to the ordinary dividend and the ongoing share buy-back program. With our new capital structure, we will be well equipped for future opportunities and challenges within our operations.
As reported at the beginning of the year, I expect the operating result for Electrolux indoor products, excluding items affecting comparability, to be somewhat higher than 2005. We are on the right track, in spite of many challenges.
Hans Stråberg
President and CEO
About the Electrolux Group Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees. For more information, visit http://www.electrolux.com/ir.